SCHEDULE 13D (Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Thomas Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88440218
(CUSIP Number)

Edward P. Evans 712 Fifth Avenue, Suite 4900 New York, New York 10019 Telephone: (212) 765-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of  this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88440218

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Edward P. Evans

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	X
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	3,476,039

8	SHARED VOTING POWER

427,268

9	SOLE DISPOSITIVE POWER

3,476,039

10	SHARED DISPOSITIVE POWER

427,268

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,903,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 35.4%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS

CUSIP No.	88440218

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Edward P. Evans Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	X
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	0

8	SHARED VOTING POWER

427,268

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER

427,268

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,268

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 3.9%

14	TYPE OF REPORTING PERSON*

OO
*SEE INSTRUCTIONS

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby file this Amendment No. 5 (this “Amendment”) to the Schedule 13D originally filed on August 11, 2000 with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed with the SEC on September 20, 2001, Amendment No. 2 filed with the SEC on February 20, 2002, Amendment No. 3 filed with the SEC on October 24, 2002, and Amendment No. 4 filed with the SEC on February 17, 2005, relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Thomas Group, Inc., a Delaware corporation (the “Issuer”).

II.            Item 5 of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and restated as follows:

Item 5.    Interest in Securities of the Issuer.

A.            Mr. Evans

(a)           As of the date of this filing, Mr. Evans may be deemed the beneficial owner of an aggregate of 3,903,307 Shares, consisting of (i) 3,236,039 Shares directly owned by Mr. Evans for his own account, (ii) 240,000 Shares held in a Uniform Gifts to Minors Act (“UGMA”) account for a minor beneficiary and (iii) 427,268 Shares owned by the Foundation. The filing of this Schedule 13D should not be construed in and of itself as an admission by Mr. Evans as to beneficial ownership of the Shares held in the UGMA account or owned by the Foundation.

Percentage: Approximately 35.4% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 11,039,665 Shares, which reflects the Shares outstanding as of August 3, 2007, as reflected in the Issuer’s quarterly report for the quarterly period ended June 30, 2007, filed on August 14, 2007.

(b)           1. Sole power to vote or direct vote: 3,476,039

                2. Shared power to vote or direct vote: 427,268

                3. Sole power to dispose or direct the disposition: 3,476,039

                4. Shared power to dispose or direct the disposition: 427,268

(c)           On September 5, 2007, Mr. Evans donated 297,518 Shares to the Edward P. Evans Foundation as a charitable gift.

(d)           Mr. Evans has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by him. Mr. Evans holds 240,000 Shares in a UGMA account for a minor beneficiary, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 240,000 Shares held in that account.

(e)           Not applicable.

B.            The Foundation

(a)           As of the date of this filing, the Foundation may be deemed the beneficial owner of 427,268 Shares owned by the Foundation.

Percentage: Approximately 3.9% as of the date hereof.

(b)           1. Sole power to vote or direct vote: 0

                2. Shared power to vote or direct vote: 427,268

                3. Sole power to dispose or direct the disposition: 0

                4. Shared power to dispose or direct the disposition: 427,268

(c)           On September 5, 2007, the Foundation received 297,518 Shares from Edward P. Evans as a charitable gift.

(d)           The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares directly owned by it.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 14, 2007.

EDWARD P. EVANS

/s/ Edward P. Evans
Edward P. Evans

EDWARD P. EVANS FOUNDATION

By:	/s/ Edward P. Evans
Title:	President